February 22, 2007

VIA FACSIMILE
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Mr. Jim Peklenc

RE:    HC INNOVATIONS, INC.
       FORM 10-SB/A FILED 2/8/2007
       FILE NO.: 0-52197

Dear Mr. Peklenc:

The following is in response to our recent discussion wherein you requested a more robust discussion to clear our response to Comment 4 as filed 2/8/2007 along with a detailed analysis under EITF 97-2 that clarifies why there was a consolidation of the entities in question for 2005 and not 2004.

OUR RESPONSE TO COMMENT 4 AS FILED 10SBG/A 2/8/2007:

Comment 4: Refer to your response to comment nine. You make the assertion in the disclosure in the last paragraph on page 8 that you would also consolidate the LLC entities under the provisions of EITF 97-2 which would have been applicable for the years ended December 31, 2004 and 2003. Based on that assertion it is still unclear to us what changed in the reporting structure between these periods. Please clarify more specifically what is meant by the "single company basis" used for periods 2004 and prior referred to in this disclosure in the last paragraph of this section on page 9. Specifically list the entities included in each of the years 2005, 2004, and 2003 so that we can see exactly what changed between these reporting periods.

RESPONSE 4: We have revised the "Basis of Presentation" portion of Note 2 in the Notes to Consolidated Financial Statements for December 31, 2005 to disclose that the LLCs are not consolidated prior to 2005 and why the LLCs are not required to be consolidated in years prior to 2005. All entities included in each of the years 2005, 2004 and 2003 are specifically listed in the notes to the financial statements.

FURTHER BACKGROUND

Reference is made to the following footnotes as included in the audited financial statements of HC Innovations, Inc. as filed with Form 10 SB and which provide detailed chronology and history of the Company and its subsidiaries.

NOTE 1 - NATURE OF OPERATIONS (FOOTNOTE TO DECEMBER 31, 2004 AUDITED FINANCIAL STATEMENTS)

     HC INNOVATIONS, INC., (THE "COMPANY") WAS INCORPORATED IN DELAWARE IN DECEMBER 2004. IN DECEMBER 2004, THE COMPANY OBTAINED CONTROL OF ENHANCED CARE

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     INITIATIVES,  INC ("ECI") AND  ENHANCED  CARE  INITIATIVES  OF MAINE,  INC.
     THROUGH AN EXCHANGE OF SHARES WITH THE EXISTING SHAREHOLDERS OF ECI. THE FINANCIAL STATEMENTS REFLECT THE TRANSACTION AS A REVERSE ACQUISITION AND AS SUCH, INCLUDE THE FINANCIAL STATEMENTS FOR ECI AND ITS SUBSIDIARY AND PREDECESSOR FOR ALL PERIODS PRESENTED. THE COMPANY'S BUSINESS IS TO PROVIDE SPECIALTY HEALTHCARE MANAGEMENT SERVICES TO SUBGROUPS OF PEOPLE WITH HIGH COSTS AND DISABILITY AND CREATE AND IMPLEMENT PROGRAMS AND INTERVENTIONS THAT IMPROVE THEIR HEALTH, RESULTING IN DRAMATIC REDUCTIONS IN THE COST OF THEIR CARE. THE COMPANY ALSO DEVELOPS AND IMPLEMENTS MEDICAL MANAGEMENT SYSTEMS FOR THE LONG TERM CARE INDUSTRY.

1. NATURE OF OPERATIONS (FOOTNOTE TO DECEMBER 31, 2005 AUDITED FINANCIAL STATEMENTS)

     HC INNOVATIONS, INC. ("HCI") IS A HOLDING COMPANY INCORPORATED IN DELAWARE IN DECEMBER 2004. HCI AND SUBSIDIARIES (THE "COMPANY") IS A SPECIALTY CARE MANAGEMENT COMPANY COMPRISED OF SEPARATE DIVISIONS EACH WITH A SPECIFIC FOCUS AND INTERVENTION. THE COMPANY'S MISSION IS TO IDENTIFY SUBGROUPS OF PEOPLE WITH HIGH COSTS AND DISABILITY AND CREATE AND IMPLEMENT PROGRAMS AND INTERVENTIONS THAT IMPROVE THEIR HEALTH, RESULTING IN DRAMATIC REDUCTIONS IN THE COST OF THEIR CARE. THE COMPANY ALSO DEVELOPS AND IMPLEMENTS MEDICAL MANAGEMENT SYSTEMS FOR THE LONG TERM CARE INDUSTRY.

     ENHANCED CARE INITIATIVES, INC. ("ECI"), A WHOLLY OWNED SUBSIDIARY OF HCI WAS FOUNDED IN 2002 AND IS THE MANAGEMENT COMPANY FOR ALL HCI ENTITIES. ENHANCED CARE INITIATIVES OF TENNESSEE, INC. IS A WHOLLY OWNED SUBSIDIARY OF ECI WITH OFFICES IN NASHVILLE, TN. ECI MARKETS ITS PROPRIETARY SPECIALTY CARE MANAGEMENT PROGRAMS FOR THE MEDICALLY FRAIL AND OTHER COSTLY SUB-POPULATIONS TO HEALTH MAINTENANCE ORGANIZATIONS ("HMOS") AND OTHER MANAGED CARE ORGANIZATIONS ("MCOS") AS WELL AS STATE MEDICAID DEPARTMENTS.

     NP CARE, LLCS ("LLCS") ARE NURSING HOME MEDICAL MANAGEMENT SYSTEMS. THE LLCS NURSE PRACTITIONER PROGRAM PROVIDES ONSITE MEDICAL CARE BY AN ADVANCED PRACTICE REGISTERED NURSE ("APRN") UNDER THE OVERSIGHT OF THE PATIENT'S INDIVIDUAL PHYSICIAN TO RESIDENTS IN NURSING HOMES AND ASSISTED LIVING FACILITIES. THE LLCS OPERATE IN THE STATES OF CONNECTICUT AND FLORIDA AND ARE MANAGED EXCLUSIVELY BY ECI.

FACTS

On January 1, 2005 the Company, through its subsidiary Enhanced Care Initiatives, Inc. executed a Practice Management Agreement with the NP Care, LLC's. Prior to fiscal 2005, NP Care, LLC's had no contractual business relationship with HC Innovations, Inc. or its subsidiaries, was under the control of David Chess, MD and did not meet the


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criteria for consolidation under FIN 46 (R) as a "variable interest entity" and did not meet the criteria for consolidation under EITF 97-2 in 2004.

The January 1, 2005 Practice Management Agreement between Enhanced Care Initiatives, Inc. [ECI] (the practice management company) and NP Care, LLC's [NP] (the entity actually engaged in the delivery of professional medical services) does not involve the direct ownership by ECI of an equity interest in NP. Rather, David Chess, M.D., is the sole equity owner of NP. He and ECI have entered into a "captive interest" agreement. Under this agreement, ECI could cause Dr. Chess to transfer his equity interest at any time to any person specified by ECI and to vote his interest as ECI instructs. Dr. Chess has no realistic expectation of achieving any gain (or loss) as the result of his ownership interest in NP, because the compensation arrangements under the Practice Management Agreement (defined below) effectively preclude the possibility that NP will ever realize material net profits.

         Under the 2005 Practice Management Agreement, ECI is paid a fee that effectively equals all of the operating profit from NP. As the result of this compensation provision, NP would have no reasonable prospect of earning a profit. The Practice Management Agreement also requires ECI to provide a substantial loan for NP's working capital requirements. This provision leaves ECI (and not Dr. Chess) substantially at risk with respect to the performance of NP only in 2005.

DISCUSSION

FIN 46(R)

         FIN 46(R) sets forth the circumstances under which an entity is deemed to be a "variable interest entity" and where consolidation of financial statements is REQUIRED. We believe NP is properly deemed a variable interest entity in 2005 only pursuant to FIN 46(R), and therefore ECI MUST consolidate its financial statements with those of NP in 2005 only.

         Paragraph 5 of FIN 46(R) (quoted in part) states that an entity shall be subject to consolidation if:

                  a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; or

                  b. As a group, the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest: (1) the direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the success of the entity. (2) The obligations to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly


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              or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity. (3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by that entity's governing documents or arrangements with other variable interest holders or the entity.

         Paragraph 5 further states that when evaluating the entity's equity investment at risk, only interests reported as equity in the entity's financial statements are considered. An entity's equity investment at risk does not include equity investments that do not participate significantly in profits and losses.

         NP meets the characteristics of part a. and one or more of the characteristics of part b. in 2005, and therefore there would seem to be little question that NP is a variable interest entity in 2005.

A. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support.

         COMMENT:

         Dr. Chess has a nominal investment in NP, and he has no obligation to make any additional investment. Operating capital must be supplied to NP by ECI under the Practice Management Agreement or through other financing arrangements.

B. As a group, the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest: (1) the direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the success of the entity. (2) The obligations to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity. (3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by that entity's governing documents or arrangements with other variable interest holders or the entity.

         COMMENT:

         (1) Dr. Chess is the sole equity holder of NP. Although as the sole holder he has the right to vote and thereby indirectly make decisions for NP, for all practical purposes decision making is vested in ECI under the 2005 Practice Management Agreement. Moreover, the captive interest agreement requires Dr. Chess to vote as ECI directs, and it would permit ECI to substitute a different equity holder in place of Dr. Chess if Dr. Chess did not vote as ECI directed. Thus, Dr. Chess effectively lacks decision making authority.


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         (2) Dr. Chess has no obligation to absorb NP's losses. Since NP is a limited liability company, Dr. Chess cannot be held personally liable for the debts of NP. By virtue of its obligation to provide operating capital to NP, ECI effectively has an obligation to absorb losses.

         (3) Dr. Chess has no reasonable right or expectation to receive the residual returns of NP. The entire operating profit of NP will be paid to ECI as compensation for ECI's services under the Practice Management Agreement. As the result of this arrangement, NP cannot have material profits. Dr. Chess theoretically could realize profits from NP by voting contrary to ECI's direction, changing management and distributing profits to himself. However, that action would violate the Practice Management Agreement and give rise to a substantial cause of action against Dr. Chess. Moreover, Dr. Chess is likely to be able to take such action only once, as ECI would almost certainly immediately remove Dr. Chess as the legal owner of the equity.

         According to FIN 46(R), if an entity is a variable interest entity, then the task is to determine the primary beneficiary of that entity because the latter must consolidate with the variable interest entity. Paragraph 14 of FIN 46(R) requires an entity to consolidate if it "will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both." Under the present circumstances, ECI fully intends to absorb the losses and realize the returns, and ECI intends to control Dr. Chess's right to vote as the sole member of NP. There appears to be little doubt that ECI is the primary beneficiary of NP.

         Based on the foregoing, we believe that consolidation is required under FIN 46(R) commencing in 2005

EITF ISSUE 97-2

         EITF Issue 97-2 preceded FIN46(R). It details the circumstances under which companies engaged in the practice of medicine (i.e., NP) and those that manage the operations of physician practices (i.e., ECI) may consolidate their financial statements.

         EITF Issue 97-2 was issued during a time when several medical practice management companies were seeking capital from the public markets. The relevant regulatory authorities had no particular interest in permitting or encouraging these companies to consolidate with their managed medical practices. Had FIN 46(R) been silent with respect to this issue, the logical conclusion might be that healthcare companies continue to be obligated to comply with EITF Issue 97-2.

         However, FIN 46(R) recognizes the conflict between the two approaches and expressly provides that the dictates of FIN 46(R) controls. According to FIN 46(R), if a "physician practice is a variable interest entity as described in this Interpretation [46(R)], that entity is subject to the requirements of this Interpretation [46(R)], and the consensus


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reached in [EITF] Issue 97-2 does not apply." Accordingly, we conclude that FIN
46(R) overrides EITF Issue 97-2 in 2005, and Issue 97-2 is most likely inapplicable to this case for 2005.

         Although we believe that EITF Issue 97-2 is inapplicable under these facts in 2005, given that the U.S. Securities and Exchange Commission may find that EITF Issue 97-2 is relevant or in fact applicable, we set forth herein how we believe the arrangements in 2005, or lack of arrangements in 2004 between NP Care and ECI already substantially comply with the requirements of EITF Issue 97-2 in 2005 and do not in 2004.

         EITF Issue 97-2 provides that a practice management company has a controlling financial interest over a practice, and therefore may consolidate financial accounts with that practice, if six criteria are met. These criteria relate to term, control and financial interest. Each criterion and its applicability to the relationship between NP and ECI is set forth below.

         TERM

1. ISSUE 97-2 REQUIREMENT: The term of the contractual arrangement must be either (i) for a period of 10 years or more, or (ii) for the life of NP.

         2005 COMMENTARY: The term stated in Section 7.1 of the Practice Management Agreement executed on 1/1/2005 exceeds ten years; thus this requirement is met in 2005.

         2004 COMMENTARY: there was no contractual relationship between the Company and NP Care, LLCs in 2004, thus this requirement is not met in 2004. Since failing this very first requirement there is no need to consider any of the other.

2. ISSUE 97-2 REQUIREMENT: The Practice Management Agreement cannot be terminable by NP except in cases of gross negligence, fraud, or illegal acts committed by, or the bankruptcy of, ECI.

         2005 COMMENTARY: Article VII of the Practice Management Agreement states that NP may only terminate in the above stated instances.

         CONTROL

3. ISSUE 97-2 REQUIREMENT: ECI must have exclusive authority over all decision making related to "ongoing, major and central" operations of NP (except for the actual delivery of medical care but including decisions about the range of medical care to be allowed by NP).


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         2005 COMMENTARY: Section 1.2 of the Practice Management Agreement
         grants ECI exclusive authority with respect to the medical, professional and ethical aspects of NP's nurse practitioner business. Among other things, ECI controls the general range or scope of medical care that NP offers to provide as a part of its business plan and purpose. Decisions relating to the actual treatment of specific, individual patients remain in the realm of the treating medical professional but fall within the realm of the general business of NP. Thus, the only limitation to this authority is that ECI may not undertake any actions which only a licensed medical professional may lawfully provide.

         Article II of the Practice Management Agreement further details this exclusive authority which includes (i) the recruiting, selection, hiring, firing and total compensation of all medical professionals and other NP employees, (ii) authority with respect to the preparation and recommendation of financial and managerial reports and budgets and
         (iii) various other administrative and support functions.

4a. ISSUE 97-2 REQUIREMENT: ECI must have exclusive authority over all decision making related to total compensation of all licensed medical professionals.

         2005 COMMENTARY: Sections 2.8, 2.9, 2.13 and 3.3 of the Practice Management Agreement satisfy this requirement by granting ECI such authority.

4b. ISSUE 97-2 REQUIREMENT: ECI must have exclusive authority over all decision making related to the selecting, hiring and firing of licensed medical professionals employed by NP.

         2005 COMMENTARY: Section 2.3, 2.7 and 2.11 of the Practice Management Agreement provide ECI with such authority.

         FINANCIAL INTEREST

5. ISSUE 97-2 REQUIREMENT: ECI's financial interest in NP must be unilaterally saleable or transferable by ECI.

         2005 COMMENTARY: ECI's financial interest in NP is its contractual arrangement with NP, as evidenced by both the Practice Management Agreement and the Membership Interest Transfer Agreement. Sections 8.8 and 7 of former and latter agreements, respectively, permit ECI to assign these agreements without the consent of NP.

6a. ISSUE 97-2 REQUIREMENT: ECI's financial interest in NP must provide ECI with the right to receive income on an ongoing basis from the current operations of NP.


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         2005 COMMENTARY: Appendix A to the Practice Management Agreement
         satisfactorily addresses this requirement. All operating profit of NP, as stated above, is paid to ECI as a management fee.

6b. ISSUE 97-2 REQUIREMENT: ECI's financial interest in NP must provide ECI with the right to receive income as proceeds from the sale (or liquidation) in an amount which fluctuates based on the performance of NP and the change in the fair market value of such interests.

         2005 COMMENTARY: The economic value in this relationship is captured in the Practice Management Agreement. To the extent that there is economic value in NP, ECI may realize virtually all of that value by assigning the Practice Management Agreement. Although one could conceive of a peculiar set of circumstances under which NP could have substantial value that somehow was independent of the arrangements with ECI, that value could be realized by someone other than ECI only through fraud or by actions of the captive interest holder in violation of his agreement with ECI. We believe that likelihood of such events occurring is sufficiently remote to conclude that ECI effectively has the right to realize the proceeds from any sale of the economic value in NP.



Respectfully submitted,

HC Innovations, Inc,


/s/ Jeffrey L. Zwicker
Jeffrey L. Zwicker
Chief Financial Officer


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